<PAGE 1>
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 F O R M  11-K


     (Mark One)
        [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                 For the Year Ended December 31, 1994

        [ ] TRANSITION REPORT PURSUANT TO SECION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the Transition Period From        to

                           NATIONAL FUEL GAS COMPANY
                           TAX-DEFERRED SAVINGS PLAN

                           (Full title of the Plan)


                           NATIONAL FUEL GAS COMPANY
         (Name of issuer of the securities held pursuant to the Plan)




                 10 Lafayette Square, Buffalo, New York 14203
                    (Address of principal executive office)
<PAGE 2>
                             REQUIRED INFORMATION



(1) Plan Financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

    See accompanying Index on page 3.

(2) Signature

(3) Exhibits

                       Exhibit Number                  Description of Exhibit

                           (1)                         Consent of Independent
                                                        Accountants

<PAGE 3>
                           NATIONAL FUEL GAS COMPANY

                           TAX-DEFERRED SAVINGS PLAN

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






                                                            Page
                                                           Number

Report of Independent Accountants                          4 - 5

Financial Statements:

  Statement of Assets Available for Plan
  Benefits, with Fund Information, at
  December 31, 1994 with Comparative
  Totals at December 31, 1993                              6 - 7

  Statement of Changes in Assets Available
  for Plan Benefits, with Fund Information,
  for the Year Ended December 31, 1994 with
  Comparative Totals for the Year Ended
  December 31, 1993                                        8 - 9

  Notes to Financial Statements                           10 - 13

Schedules:

  Schedule I - Assets Held for Investment
  at December 31, 1994                                      14

  Schedule II - Five Percent Reportable
  Items for the Year Ended December 31, 1994              15 - 18

<PAGE 4>

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan

    In our opinion, the accompanying statement of assets available for plan benefits, with fund information, and the related statement of changes in assets available for plan benefits, with fund information, present fairly, in all material respects, the assets of the National Fuel Gas Company Tax-Deferred Savings Plan at December 31, 1994, and the changes in its assets for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1993 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated June 27, 1994 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1993 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1993, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for
<PAGE 5>


To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan





benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Buffalo, New York
June 9, 1995

<PAGE 6>
                                                    NATIONAL FUEL GAS COMPANY
                                                    TAX-DEFERRED SAVINGS PLAN
                             STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,
                                AT DECEMBER 31, 1994 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1993


                        Employer               Participant Salary Reductions
                      Contributions                                              Vanguard  Funds

                     National Fuel   National Fuel                               International
                      Gas Company     Gas Company   Investment                      Equity
                     Common Stock    Common Stock    Contract        Index       Index Fund -
                        Fund B          Fund A        Trust        Trust-500   Pacific Portfolio
           ASSETS
Investments at market
 (historical cost
 $23,115,174 and
 $17,313,292,
 respectively)          $ 3,736,410     $6,330,263      $2,417,999   $5,158,832     $425,639

Receivables
  Employer Contri-
   butions                   86,182              -               -            -            -
  Participant Wage
   Reductions                     -        143,401          50,360      121,867       14,979
  Notes Receivable
   Participant Loans              -              -               -            -            -

Assets Available for
 Plan Benefits          $ 3,822,592     $6,473,664      $2,468,359   $5,280,699      $440,618

                           The accompanying notes are an integral part of these financial statements.


<PAGE 7>










 International
     Equity         Money Market    Total       Participant      Total all Funds Combined
  Index Fund -     Reserves, Inc.  Bond Market      Loan               December 31,
European Portfolio     -Prime       Portfolio     Account           1994            1993




     $  465,628       $2,770,433    $  885,033   $        -     $22,190,237     $19,587,922



              -                -             -            -          86,182          72,997

         17,492           20,115        22,773            -         390,987         340,630

              -                -             -      631,538         631,538         397,132



      $  483,120       $2,790,548    $  907,806   $  631,538     $23,298,944     $20,398,681



<PAGE 8>
                                                    NATIONAL FUEL GAS COMPANY
                                                    TAX-DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,
                FOR THE YEAR ENDED DECEMBER 31, 1994 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1993

                                  Employer
                                Contributions                                                 Participant Salary Reductions
                                                                                                         Vanguard  Funds
                                National Fuel  National Fuel                                        International
                                 Gas Company    Gas Company               Investment                       Equity
                                Common Stock   Common Stock      GIC       Contract         Index       Index Fund -
                                   Fund B         Fund A        Fund        Trust         Trust-500   Pacific Portfolio
Investment Income From National
 Fuel Gas Company Common
 Stock Funds                      $   198,843   $  337,549     $        -   $        -     $        -        $        -

Interest Income                             -            -       111,361      114,253               -                 -

Investment Income from Mutual
 Funds                                      -            -             -            -         149,463             5,208
     Total Investment Income          198,843      337,549       111,361      114,253         149,463             5,208

Net Appreciation (Depreciation)
  in Fair Value of Investments     (1,088,055)  (1,846,824)            -            -         (94,075)           14,926

Employer Matching Contributions     1,034,285            -             -            -               -                 -

Participant Wage Reductions                 -    1,693,510             -      635,683       1,397,803           147,596

Participant Purchase Fees                   -            -             -            -               -            (2,732)

Rollovers and Other Individual
 Transfers In                           4,582            -         2,993        3,211             286                38

Payments to Participants or
 Beneficiaries                       (124,116)    (204,215)      (40,514)     (66,300)       (130,180)           (2,952)

Transfers (to)/from Associated
 Funds                                      -       28,080    (2,311,366)      91,013         (94,279)          113,665

Increase (Decrease) in Assets
 Available for Plan Benefits
 During the Year                       25,539         8,100   (2,237,526)     777,860       1,229,018           275,749

Assets Available for Plan
 Benefits:
   Beginning of Year                3,797,053     6,465,564    2,237,526    1,690,499       4,051,681           164,869

   End of Year                    $ 3,822,592   $ 6,473,664   $        -   $2,468,359      $5,280,699        $  440,618

                           The accompanying notes are an integral part of these financial statements.
<PAGE 9>







  International
      Equity          Money Market     Total      Participant     Total all Funds Combined
   Index Fund -      Reserves, Inc.  Bond Market      Loan               December 31,
European Portfolio       -Prime       Portfolio     Account         1994            1993

        $       -       $        -    $        -   $        -     $   536,392     $   396,177

                -                -             -       32,221         257,835         275,842


           12,677           68,405        51,013            -         286,766         160,554
           12,677           68,405        51,013       32,221       1,080,993         832,573


           (7,521)               -       (70,752)           -      (3,092,301)      1,318,726

                -                -             -            -       1,034,285         842,816

          181,601          224,980       276,163            -       4,557,336       3,964,778

           (2,799)               -             -            -          (5,531)         (2,444)


               86            5,508             -            -          16,704               -


           (6,842)         (79,215)      (11,453)     (25,436)       (691,223)       (309,557)


           69,571        1,967,410       (91,715)     227,621               -               -



          246,773        2,187,088       153,256      234,406       2,900,263       6,646,892



          236,347          603,460       754,550      397,132      20,398,681      13,751,789

        $  483,120      $2,790,548    $  907,806   $  631,538     $23,298,944     $20,398,681

<PAGE 10>
                          NATIONAL FUEL GAS COMPANY

                          TAX-DEFERRED SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

    General:

    The following description of the National Fuel Gas Company Tax-Deferred Savings Plan ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted April 10, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

    Eligibility and Participation:

    Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its subsidiaries ("Company") who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers ("IBEW"), Locals 2154, 2199 and 2199-J. These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing six full months of employment and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 and the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251 also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing six full months of employment and attaining age 21.

    Contributions:

    Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 15%. The 15% limit is reduced by 1% for each percent of base pay contributed to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") by the employee for the same payroll period. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants' base pay depending upon their years of service and rate of wage reduction contributions. However, these employer matching contributions are reduced by the Thrift Plan matching contributions for such participants for such payroll period.

    "Base pay" is defined in the Plan generally to mean a participant's basic compensation for a payroll period. An individual participant's wage reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $9,240 for 1994 and will be $9,240 for 1995.
<PAGE 11>
    Participants' accounts, including all wage reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

    Investment alternatives for wage reduction contributions:

    Participants may invest their wage reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard Investment Contract Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

    The National Stock Fund A allows participants to invest their wage reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

    The Vanguard Investment Contract Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

    Five mutual funds are currently offered by The Vanguard Group of Investment Companies; the Vanguard Index Trust-500 Portfolio, which invests in publicly traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Price Index; the Vanguard Money Market Reserves, Inc.-Prime Portfolio, which invests in money market instruments which mature in one year or less; the Vanguard Total Bond Market Portfolio, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard International Equity Index Fund - Pacific Portfolio, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand, Hong Kong and Singapore; and the Vanguard International Equity Index Fund - European Portfolio, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe (Free) Index.

    The guaranteed investment fund ("GIC Fund") consisted of a continuing deposit guaranteed investment contract ("GIC") issued by Provident National Assurance Company ("Provident"), which had a term of August 1, 1991 through July 31, 1994 and provided an effective annual interest rate of 7.64%, and a GIC issued by Continental Assurance Company ("CNA"), which had a term of August 1, 1990 through August 1, 1994, and provided an effective annual interest rate of 9.42%. Participant salary reductions for participants selecting the GIC investment alternative were invested in the Provident 7.64% GIC through July, 1992. Since that time, participant salary reductions have been invested in the Vanguard Investment Contract Trust. The Provident and CNA contracts continued to earn interest through their maturity dates even though they no longer accepted contributions.
<PAGE 12>
    Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of wage reduction elected, redirect their current wage reduction contributions into different investment funds, or suspend wage reduction contributions altogether.

    Employer Matching Contributions:

    Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

    Withdrawals, loans and distributions:

    Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

    Administration:

    National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

    National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

    The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Basis of accounting and valuation:

    The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Investment Contract Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Investment Contract Trust's Investment Committee. National Fuel Gas Company stock distributed to participants is reflected at market.
<PAGE 13>
    Administrative expenses:

    Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $68,427 for services in connection with the Plan and Trust for the year ended December 31, 1994. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant.

NOTE 3 - INCOME TAXES

    The Company has filed for a determination letter from the Internal Revenue Service indicating that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST

    For the Plan years ended December 31, 1994 and 1993, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).

<PAGE 14>
                                                                    SCHEDULE I

                                   NATIONAL FUEL GAS COMPANY
                                   TAX-DEFERRED SAVINGS PLAN
                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       DECEMBER 31, 1994

                               (c) Description of Investment
    (b) Identity of Issue,         Including Maturity Date, Rate
        Borrower, Lessor           of Interest, Collateral, Par                   (e) Current
(a)     or Similar Party           or Maturity Value                 (d) Cost         Value
 *  National Fuel Gas Company
     Stock Funds:
      National Fuel Gas Company   Stock Fund A (689,571 units)      $ 7,034,702   $ 6,330,263
      National Fuel Gas Company   Stock Fund B (407,016 units)        4,082,724     3,736,410
                                  Total National Fuel Gas Company
                                   Stock Funds                       11,117,426    10,066,673

    Mutual Funds (1):
 *    Vanguard Group of           Index Trust - 500 Portfolio
       Investment Companies        (120,057 units)                    5,006,443     5,158,832

 *    Vanguard Group of           International Equity Index
       Investment Companies        Fund - Pacific Portfolio
                                   (37,667 units)                       401,261       425,639
 *    Vanguard Group of           International Equity Index
       Investment Companies        Fund - European Portfolio
                                   (39,594 units)                       446,877       465,628
 *    Vanguard Group of           Money Market Reserves, Inc.
       Investment Companies        - Prime Portfolio
                                   (2,770,433 units)                  2,770,433     2,770,433
 *    Vanguard Group of           Total Bond Market Portfolio
       Investment Companies        (96,514 units)                       954,735       885,033
                                  Total Vanguard Mutual Funds         9,579,749     9,705,565

    Common/Collective Trust (2):
 *    Vanguard Group of           Investment Contract Trust
       Investment Companies        (2,417,999 units)                  2,417,999     2,417,999

                                  TOTAL ASSETS HELD FOR INVESTMENT  $23,115,174   $22,190,237

    *      Denotes known party-in-interest to the Plan.

    (1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

    (2) The audited annual report for the Vanguard Investment Contract Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company, the entity's tax identification number is 23-695-3141.

<PAGE 15>
                                                                                               SCHEDULE II



                                               NATIONAL FUEL GAS COMPANY
                                               TAX-DEFERRED SAVINGS PLAN
                                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1994



                          (b) Description of
                              Asset (Include
                              Interest Rate                                             (f) Expense
(a) Identity of               and Maturity     (c) Purchase   (d) Selling   (e) Lease       Incurred with   (g) Cost of
    Party Involved            in Case of Loan      Price          Price         Rental      Transaction         Asset
Purchase Transactions

National Fuel Gas
 Company
 (53 Transactions)         Stock Fund A          $2,285,954    $      -        $   -           $   -        $2,285,954

National Fuel Gas
 Company
 (16 Transactions)         Stock Fund B           1,224,525           -            -               -         1,224,525

Vanguard Group of
 Investment Companies      Money Market Reserves,
 (69 Transactions)          Inc. Prime Portfolio  2,755,292           -            -               -         2,755,292

Vanguard Group of
 Investment Companies      Index Trust - 500
 (46 Transactions)          Portfolio             1,750,219           -            -               -         1,750,219

Vanguard Group of
 Investment Companies      Investment Contract
 (59 Transactions)          Trust                   934,645           -            -               -           934,645
<PAGE 16>








(h) Current Value
    of Asset on     (i) Net Gain
    Date                or (Loss)
Purchase Transactions



      $2,285,954         $     -



       1,224,525               -



       2,755,292               -



       1,750,219               -



         934,645               -



<PAGE 17>
                                                                                               SCHEDULE II



                                               NATIONAL FUEL GAS COMPANY
                                               TAX-DEFERRED SAVINGS PLAN
                                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1994



                          (b) Description of
                              Asset (Include
                              Interest Rate                                             (f) Expense
(a) Identity of               and Maturity     (c) Purchase   (d) Selling   (e) Lease       Incurred with   (g) Cost of
    Party Involved            in Case of Loan      Price          Price         Rental      Transaction         Asset
Sale Transactions

National Fuel Gas
 Company
 (80 Transactions)         Stock Fund A               $   -    $447,319        $   -           $   -          $410,529

National Fuel Gas
 Company
 (21 Transactions)         Stock Fund B                   -     124,116            -               -           108,860

Vanguard Group of
 Investment Companies      Money Market Reserves,
 (73 Transactions)          Inc. Prime Portfolio          -     569,974            -               -           569,974

Vanguard Group of
 Investment Companies      Index Trust - 500
 (73 Transactions)          Portfolio                     -     446,536            -               -           422,846

Vanguard Group of
 Investment Companies      Investment Contract
 (46 Transactions)          Trust                         -     156,117            -               -           156,117
<PAGE 18>











  (h) Current Value
      of Asset on
      Transaction     (i) Net Gain
      Date                or (Loss)
Sale Transactions



       $447,319         $36,790



        124,116          15,256



        569,974               -



        446,536          23,690



        156,117               -

<PAGE 19>
                                  SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             NATIONAL FUEL GAS COMPANY
                                             TAX-DEFERRED SAVINGS PLAN
                                                  (Name of Plan)






                                             By/s/ Joseph P. Pawlowski
                                                 Joseph P. Pawlowski,
                                                 Treasurer and Principal
                                                 Accounting Officer of
                                                 National Fuel Gas Company,
                                                 Member of the Tax-Deferred
                                                 Savings Plan Committee






Date:  June 26, 1995

                                EXHIBIT INDEX




              Exhibit
              Number       Description of Exhibit

               (1)                     Consent of Independent
                                        Accountants